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Exhibit 99.1

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

March 22, 2002

Dear Sir or Madam:

Arthur Andersen has represented to TTM Technologies, Inc. that the audit completed as of December 31, 2001 and for the year then ended was subject to Arthur Andersen's quality control system for the United States accounting and audit practice. Arthur Andersen has provided assurance to TTM Technologies, Inc. that the audit was conducted in compliance with professional standards, with the appropriate continuity of personnel working on the audit and that national office consultation was available to conduct the relevant portions of the audit. Arthur Andersen has represented that availability of foreign affiliates of Arthur Andersen is not relevant to this audit.

Sincerely,

/s/ Stacey Peterson

Stacey Peterson
Chief Financial Officer

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  Exhibit 99.1